Exhibit 99.1

Brookfield Renewable

Partners L.P.
Q1 2018 INTERIM REPORT

our operations

We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 16,300 megawatts (“MW”) of capacity and annualized long-term average (“LTA”) generation of approximately 50,400 gigawatt hours (“GWh”), in addition to a development pipeline of approximately 7,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at March 31, 2018:

					Storage
	River		Capacity	LTA(1)	Capacity
	Systems	Facilities	(MW)	(GWh)	(GWh)
Hydroelectric
North America
United States	30	136	2,886	11,982	2,523
Canada	19	33	1,361	5,177	1,261
	49	169	4,247	17,159	3,784
Colombia	6	6	2,732	14,476	3,703
Brazil	26	42	899	4,626	-
	81	217	7,878	36,261	7,487
Wind
United States	-	24	1,888	6,426	-
Canada	-	4	484	1,435	-
	-	28	2,372	7,861	-
Europe	-	23	513	1,313	-
Brazil	-	19	457	1,889	-
Other	-	7	277	536	-
	-	77	3,619	11,599	-

Solar	-	539	1,533	2,569	-

Storage(2)	2	4	2,698	-	5,220

Other(3)	-	6	580	-	-
	83	843	16,308	50,429	12,707

(1)               LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)               Includes pumped storage in North America (600 MW) and Europe (2,088 MW) and battery storage in North America (10 MW).

(3)               Includes four biomass facilities in Brazil (175 MW), one Co-gen plant in Colombia (300 MW), and one Co-gen plant in North America (105 MW).

The following table presents the annualized long-term average generation of our portfolio as at March 31, 2018 on a consolidated and quarterly basis:
GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,404	3,474	2,178	2,926	11,982
Canada	1,228	1,508	1,223	1,218	5,177
	4,632	4,982	3,401	4,144	17,159
Colombia	3,508	3,509	3,571	3,888	14,476
Brazil	1,139	1,154	1,166	1,167	4,626
	9,279	9,645	8,138	9,199	36,261
Wind
North America
United States	1,738	1,728	1,288	1,672	6,426
Canada	400	345	273	417	1,435
	2,138	2,073	1,561	2,089	7,861
Europe	393	283	252	385	1,313
Brazil	354	422	624	489	1,889
Other	127	142	139	128	536
	3,012	2,920	2,576	3,091	11,599
Solar	576	746	699	548	2,569
Total	12,867	13,311	11,413	12,838	50,429

(1)               LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA, why we do not consider LTA for our Storage and Other facilities.

The following table presents the annualized long-term average generation of our portfolio as at March 31, 2018 on a proportionate and quarterly basis:
GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,225	2,361	1,470	1,953	8,009
Canada	1,214	1,461	1,184	1,192	5,051
	3,439	3,822	2,654	3,145	13,060
Colombia	844	844	859	935	3,482
Brazil	952	968	978	978	3,876
	5,235	5,634	4,491	5,058	20,418
Wind
North America
United States	361	416	300	337	1,414
Canada	336	300	244	354	1,234
	697	716	544	691	2,648
Europe	155	112	100	153	520
Brazil	118	140	214	172	644
Other	37	41	41	36	155
	1,007	1,009	899	1,052	3,967
Solar	109	137	125	103	474
Total	6,351	6,780	5,515	6,213	24,859

(1)               LTA is calculated on a proportionate and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for an explanation on the calculation and relevance of proportionate information, our methodology in computing LTA, why we do not consider LTA for our Storage and Other facilities.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission (“SEC”) and with securities regulators in Canada - see “PART 9 - Cautionary Statements”. We make use of non-IFRS measures in this Interim Report - see “PART 9 - Cautionary Statements”. This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to Unitholders

We reported Funds From Operations (FFO) of $193 million or $0.62 per unit in the first quarter, representing year-over-year growth of 13% per unit. The business continues to perform well across all regions and recent growth initiatives are contributing as expected.

Operational Expertise

Over the last 5 years, we added 10,500 megawatts, 635 facilities and 1,000 people across 6 geographies. We invested $2.3 billion of BEP equity capital during this period. To be able to grow at this scale requires an organization with substantial expertise and that prioritizes operational excellence so that acquired assets and people can deliver targeted underwritten returns.

When we make investments, we spend considerable time developing business plans that allow us to make the operations more efficient, drive robust health, safety, security and environmental programs, look for contracting and development opportunities and stabilize the asset level capital structure to reduce financial risk while enhancing operating margins. Accordingly, we are able to provide regular updates on our business that demonstrate ongoing value creation initiatives that are not predicated on growth. We are fortunate to have a business that can provide ongoing growth opportunities and given the scale of the business, we are starting to realize increasing benefits of these efforts in our financial results.

As a result, we are well positioned to deliver FFO per unit growth over the next five years at the high end of our 5% to 9% annual distribution growth targets, without reliance on rising power prices or acquisitions. This comes from inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our development pipeline at premium returns.

Financial Results

Overall the business performed well, with high availability across our fleet, above average generation and the advancement of our organic growth initiatives.

During the first quarter, our hydroelectric segment delivered $208 million of FFO, $17 million ahead of prior year, as generation and availability remained strong across our fleet. Overall generation was 6% above the long-term primarily on the back of our North American facilities where, consistent with prior year, generation was particularly strong (10% above the long-term average). Pricing across our portfolio benefitted from inflation indexation of our contracts, as well as improved power prices in Brazil, driving our average realized pricing up 6% compared to last year. Our power marketing teams continue to actively pursue opportunities to sell energy, capacity and related products at a premium to current market prices. We successfully cleared all our eligible capacity into the recent capacity auction in New England, secured new power purchase agreements for our existing assets in Brazil at average prices of R$260 per megawatt-hour and continued to add duration at our Colombian business by signing several new long-term contracts this quarter, including one new 10-year contract. We continue to advance our development pipeline, substantially commissioning our 28 megawatt Silea Verde 4A facility in Brazil, which is expected to contribute $3 million to FFO on an annualized basis. We also progressed construction on an additional 49 megawatts in Brazil which should contribute annual FFO of $11 million once commissioned.

Our wind segment delivered $37 million of FFO in the first quarter – $7 million ahead of prior year due to the contributions from our investment in TerraForm Power and TerraForm Global. Generation across our wind fleet was in-line with prior year on a same-store basis as our operations benefitted from a high degree of diversification. We also benefitted from 50 megawatts of new wind capacity that we commissioned in Europe in 2017. We continue to leverage our marketing expertise in Brazil to re-contract existing facilities in the free market at much higher prices than the current regulated market. This initiative is expected to contribute ±$6 million to FFO in 2018. We also received regulatory approval to increase the

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

interconnection capacity from our newly acquired Brazilian wind farms, which should result in an incremental 24 gigawatt-hours per year of generation and ±$2 million to FFO annually. We continue to progress 47 megawatts of development projects in Ireland and Scotland which, in aggregate, are expected to contribute $6 million to FFO on an annualized basis once online.

Q1 represented the first full quarter of contributions from our newly acquired solar facilities from TerraForm Power and TerraForm Global, contributing $10 million to FFO. The facilities have been performing well, with high availability and generation in-line with expectations. This quarter, we also announced that we have established a 50:50 joint venture with China's largest warehouse operator to develop rooftop solar on their logistics facilities in the country. Through this partnership, we are targeting to develop and operate 300 megawatts of capacity over the next three years, and based on our estimates of GLP's rooftop space, believe there is a broader 1 gigawatt development pipeline. This partnership represents an opportunity to expand our footprint in China in a measured way, as well as grow our capabilities in the commercial and industrial distributed generation sector.

Our storage facilities delivered $5 million of FFO during the first quarter, which is ahead of prior year following our investment in the First Hydro pumped storage facilities in the U.K. in the second half of 2017 and improved capacity pricing at our Bear Swamp facilities in New England.  Our First Hydro facilities continued to have strong availability particularly during the period of very cold weather in March, highlighting the value of these facilities as essential providers of scale, back-up generation and ancillary services. We are leveraging our deep operating expertise to work with our partner to optimize revenues through asset operations, dispatch and trading, which should augment performance over time.  We also progressed an upgrade to the capacity of our Bear Swamp pumped storage facility in Massachusetts by 60 megawatts to a total of 660 megawatts to improve its system efficiencies and enhance operating cash flows. As part of this process, we secured a seven-year contract for the capacity of this upgrade and expect to commission the project in 2021. This is expected to contribute an additional $3 million to FFO annually and should deliver returns of greater than 20%.

Balance Sheet, Liquidity and Interest Rates

Our balance sheet remains strong with $1.7 billion of available liquidity at quarter-end, and we continue to maintain access to diverse sources of capital.

Though overall markets currently are more volatile than they have been, we continue to see very strong demand for renewable power assets globally, and particularly strong bids for contracted renewable assets. As a result, we may look to opportunistically sell mature or non-core assets and redeploy this capital in our core markets at attractive returns. As with the sale of the two Irish wind farms in the prior year, the strategy of redeploying recycled capital from mature or non-core de-risked assets into new, value-based opportunities is one that we expect to execute on going forward.

We took advantage of strong market conditions early in the quarter and raised over $1.5 billion in the capital markets. This included $1.3 billion of non-recourse financings, which extended the average duration of our non-recourse debt to 10.3 years and reduced our average cost of non-recourse debt to 5.8%. As such, the business is well protected from a rising rate environment.

One of our principal priorities when we acquire a new business is to de-risk the balance sheet. As such, during the quarter, Isagen issued COP 750 billion (approximately US$260 million) of long-term non-amortizing debt in the local markets, extending the average term of Isagen's debt to 7 years, and reducing the cost of debt by over 40 basis points. At TerraForm Global, we issued $400 million of 8-year notes at 6.125%. Along with cash on the balance sheet, proceeds were used to repay TerraForm Global’s existing $760 million of 9.75% notes. This financing has resulted in annual interest savings of approximately $50 million and a more stable long-term capital structure for TerraForm Global.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

We have always focused on maintaining a strong, investment grade balance sheet with ample liquidity to ensure downside protection, preservation of capital, and stable cash flows through economic cycles. By underwriting with a focus on financing our projects with long-term fixed rate debt, the current rising interest rate environment does not affect the expected returns on our investments. Additionally, following our recent financings, we have no material maturities in the near term. We also have minimal interest rate exposure having locked-in low, long-term rates over the last several years. Accordingly, today only 13% of our debt is floating rate, of which less than 6% is in North America and Europe. As such, our business is very well protected from a rising rate environment. As a reference, a 300 basis points increase in interest rates would impact our FFO by less than 3%. Although markets are volatile, we have built a highly stable business with the ability to fund our growth through current available liquidity and internally generated cash flows.

Outlook

We continue to focus on executing our key priorities, including advancing our development pipeline and enhancing cash flows from our existing business. We also continue to assess acquisition opportunities, always looking for investments in markets where capital is scarce, and where we can add value through our operating expertise.

We expect the combination of the changing power grid and rising rate environment to create significant opportunities for value-oriented investors. As a result, we are taking a selective approach to our acquisition program, while continuing to position our investment strategy and balance sheet such that we can capitalize on periods of stress to buy high-quality assets at below replacement cost.

Thank you for your continued support, and I look forward to updating you on our progress next quarter.

Sincerely,

Sachin Shah

Chief Executive Officer

May 3, 2018

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Our Competitive Strengths

Brookfield Renewable Partners L.P. ("Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power assets.

Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.

One of the largest, public pure play renewable businesses globally.  Brookfield Renewable operates and invests in a large, multi-technology and globally diversified portfolio. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of 16,308 MW of installed capacity largely across four continents, a development pipeline of approximately 7,000 MW, and annualized long-term average generation on a proportionate basis of 24,859 GWh.

The following charts illustrate annualized long-term average generation on a proportionate basis:

Source of Energy	Region

Diverse and high quality assets with hydroelectric focus.  Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities, back-up storage power, and localized power generation. Hydroelectric power comprises the significant majority of our portfolio, and is the highest value renewable asset class as one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to produce power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and ancillaries. Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other power generators, providing significant scarcity value to our investors.

Stable, high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% of our 2018 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. Our power purchase agreements have a weighted-average remaining duration of 16 years, on a proportionate basis, providing long-term cash flow visibility.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet and access to global capital markets to ensure cash flow resiliency through the cycle. Our debt to total capitalization is 39% and 72% of our borrowings are non-recourse. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately six and ten years, respectively. Our available liquidity as at March 31, 2018 is approximately $1.7 billion of cash and cash equivalents, investment in equity and debt securities and the available portions of credit facilities.

Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 7,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business has upside from mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and look for capital scarcity to earn strong returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Over the last ten years, we have invested in, acquired, or commissioned 66 hydroelectric facilities totaling approximately 5,000 MW, 85 wind facilities totaling approximately 3,600 MW, 537 solar facilities totaling approximately 1,500 MW, four biomass facilities totaling 175 MW, two hydroelectric pumped storage facilities and one battery storage asset totaling 2,098 MW and one 300 MW Co-gen plant. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring a sustainable distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Management’s Discussion and Analysis

For the three months ended March 31, 2018

This Management’s Discussion and Analysis for the three months ended March 31, 2018 is provided as of May 3, 2018. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”), in Brookfield Renewable Energy L.P. (“BRELP”) a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “PART  8 - Presentation to Stakeholders and Performance Measurement”.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “PART 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “PART 9 - Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – Q1 2018 Highlights	8	PART 5 – Liquidity and Capital Resources
		Capitalization, long-term borrowings and
PART 2 – Financial Performance Review on		available liquidity	27
Consolidated Information	10	Consolidated statements of cash flows	30
		Share and units outstanding	31
PART 3 – Additional Consolidated Financial		Dividends and distributions	31
Information		Contractual obligations	31
Property, plant and equipment	12	Off-statement of financial position arrangements	32
Related party transactions	12
Equity	13	PART 6 - Selected Quarterly Information
		Summary of historical quarterly results	32
PART 4 – Financial Performance Review on
Proportionate Information		PART 7 - Critical Estimates, Accounting Policies
Proportionate Results for the three months		and Internal Controls	33
Ended March 31	15	Subsequent events	34
Reconciliation of non-IFRS measures	22
Contract profile	25	PART 8 - Presentation to Stakeholders and	35
		Performance Measurement

		PART 9 - Cautionary Statements	40

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

PART 1 –  Q1 2018 HIGHLIGHTS
THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017
Operational information

Capacity (MW)	16,308	10,621

Total generation (GWh)
Long-term average generation	12,852	10,364
Actual generation	12,880	10,484

Proportionate generation (GWh)
Long-term average generation	6,351	5,889
Actual generation	6,694	6,161
Average revenue ($ per MWh)	75	68

Selected financial information(1)

Net Income attributable to Unitholders	$8	$16
Basic income per LP Unit	0.03	0.05
Consolidated Adjusted EBITDA(2)	582	456
Proportionate Adjusted EBITDA(2)	351	302
Funds From Operations(2)	193	166
Adjusted Funds From Operations(2)	175	149
Funds From Operations per Unit(1)(2)	0.62	0.55
Distribution per LP Unit	0.49	0.47

(1)        Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. For the three months ended March 31, 2018, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 312.7 million (2017: 299.2 million).

(2)        Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure. See “PART 4 - Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” and “PART 9 - Cautionary Statements”.

	Mar 31	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017
Liquidity and Capital Resources

Available liquidity	$1,696	$1,697
Debt to capitalization	39%	39%
Borrowings non-recourse to Brookfield Renewable	72%	70%
Floating rate debt exposure	13%	13%
Corporate borrowings
Average debt term to maturity	6.1 years	6.4 years
Average interest rate	4.5%	4.5%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	10.3 years	10.5 years
Average interest rate	5.8%	5.8%

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Operating Results

Net Income attributable to Unitholders decreased by $8 million as the $27 million increase in Funds From Operations was more than offset by increased depreciation due to growth in the portfolio. Basic income per LP Unit of $0.03 per LP Unit decreased from $0.05 per LP Unit in the prior year primarily due to the above mentioned decrease in Net Income attributable to Unitholders.

Funds From Operations increased 16% to $193 million driven primarily by the continued growth of our base business, contribution from our recent acquisitions and improved same-store generation:

•        Organic activities drove $11 million of growth from inflation indexation in our revenues, cost-reduction initiatives and the commissioning of 50 MW of our development pipeline in the past year

•        Our recent acquisitions contributed $2 million and 424 GWh of additional Funds From Operations (net of funding) and proportionate net generation, respectively

•        Proportionate generation was 2% ahead of prior year on a same store basis

Funds From Operations per Unit of $0.62 increased 13% from the prior year.

Distributions of $0.49 per LP Unit represents an increase of 5% over the prior year.

Equity transactions and Liquidity and Capital Resources

Liquidity remains strong with $1.7 billion available at quarter-end.

We took advantage of strong markets early in the quarter to raise $1.5 billion in the capital markets, which includes the following:

•         Preferred LP Unit issuance for gross proceeds of C$250 million ($201 million)

•         In our portfolio of non-recourse borrowings, while maintaining investment grade covenant packages, we successfully executed $1.3 billion of financings while extending the proportionate average term of our debt to 10 years and reducing our proportionate average cost to 5.8%

Growth and Development

We continue to advance the construction of 187 MW of hydroelectric, wind, and pumped storage development projects. These projects, are expected to be commissioned between 2018 and 2021 and we expect to generate Funds From Operations on a run-rate basis of $23 million.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

PART 2 –  FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION

The following table reflects key financial data for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Revenues	$793	$677
Other income	9	8
Direct operating costs	(256)	(233)
Management service costs	(21)	(16)
Interest expense – borrowings	(180)	(163)
Depreciation	(213)	(200)
Current income tax expense	(7)	(16)
Deferred income tax expense	(9)	(5)
Net income attributable to Unitholders	$8	$16
	Average FX rates to USD
C$	1.26	1.32
	€0.81	0.94
R$	3.24	3.14
	£0.72	0.81
COP	2,859	2,921

Current Quarter Variance Analysis

For the three months ended March 31, 2018, we reported net income attributable to Unitholders of $8 million compared to net income attributable to Unitholders of $16 million for the three months ended March 31, 2017.

Revenues totaling $793 million in the three months ended March 31, 2018 represents an increase of $116 million over the prior year, driven primarily by the contribution from our acquisitions and recently commissioned development projects. Revenues increased $49 million as consolidated generation increased by 2,396 GWh or 23%. Of this increase, 2,286 GWh relates to our recent acquisitions and 57 GWh from the 50 MW of development projects that were commissioned in 2017. The sale of our European wind farm in 2017 impacted generation by 75 GWh. Consolidated generation was up 1% on a same store basis due primarily to strong hydrological conditions in North America and Brazil, as well as strong wind resource that benefitted our North American and European facilities. Average realized pricing increased revenues by $49 million due to the benefit of inflation indexation of our contracts, as well as improved market prices realized on our uncontracted generation in North America, Brazil, Colombia and Europe. The depreciation of the U.S. dollar versus most of the foreign currencies in which we operate contributed an additional $18 million of revenues. This also affected operating and borrowing costs.

Direct operating costs totaling $256 million represent an increase of $23 million over the prior year. This increase is primarily attributable to the growth in our portfolio, both through our recent acquisitions and the development projects that were commissioned in 2017, which together contributed $16 million of incremental operating costs. On a same-store basis, operating costs were up $7 million as the prior year included one-time cost recoveries of $10 million related primarily to property tax. Excluding these one-time items, operating costs were down $3 million reflecting the benefit of our cost-reduction initiatives implemented across our business ($10 million), partially offset by the impact of a depreciating U.S. dollar versus most of the foreign currencies in which we operate.

Management service costs totaling $21 million represent an increase of $5 million, which is attributable to the growth in our capitalization of our business over the last year.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Interest and depreciation expense totaling $180 million and $213 million, respectively, represent increases of $17 million and $13 million, respectively, over the prior year. The increases are primarily attributable to the growth in our portfolio which contributed $22 million and $20 million of additional interest and depreciation expenses, respectively.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

PART 3 - ADDITIONAL consolidated FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Current assets	$1,314	$1,666
Property, plant and equipment, at fair value	27,352	27,096
Goodwill	994	901
Total assets	30,836	30,904

Long-term debt and credit facilities	11,443	11,766
Deferred income tax liabilities	3,707	3,588
Total liabilities	16,363	16,622
Total equity	14,473	14,282
Total liabilities and equity	30,836	30,904

Our balance sheet remains strong and reflects the stable nature of the business and the integration of recent growth.

property, plant and equipment

Property, plant and equipment totaled $27.4 billion as at March 31, 2018 compared to $27.1 billion as at December 31, 2017. During the three months ended March 31, 2018, the acquisition of South African wind and solar assets totaled $158 million. The depreciation of the U.S. dollar increased property, plant and equipment by $285 million and was largely attributable to assets in Colombia as the Colombian peso appreciated 7% since December 31, 2017. We also recognized depreciation expense of $213 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 18 - Related Party Transactions in our unaudited interim consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors for a certain of such entities.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Debt Fund (“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.

During the first quarter of 2018, there was a draw for the full amount of $400 million on the committed unsecured revolving credit facility provided by Brookfield Asset Management. For the three months ended March 31, 2018, the interest expense on the draws from the credit facility totaled $2 million (2017: $nil).

A subsidiary of Brookfield Renewable sells electricity to and has it distributed on its behalf by a Brookfield Infrastructure Colombian regulated distribution business, as part of its normal course of operation. For the three months ended March 31, 2018, $3 million (2017: $nil) of revenues were generated.

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2018	2017
Revenues
Power purchase and revenue agreements	$140	$150
Wind levelization agreement	1	1
	$141	$151
Direct operating costs
Energy purchases	$(2)	$(3)
Energy marketing fee	(6)	(6)
Insurance services	(6)	(8)
	$(14)	$(17)
Management service costs	$(21)	$(16)

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $11 million were declared during the three months ended March 31, 2018 (2017: $8 million).

Preferred limited partners’ equity

In January 2018, Brookfield Renewable issued 10,000,000 Class A, Series 13 Preferred Limited Partnership Units (the “Series 13 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($201 million). The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.

The holders of Series 13 Preferred Units will have the right, at their option, to reclassify their Series 13 Preferred Units into Class A Preferred Limited Partnership Units, Series 14 (the “Series 14 Preferred Units”), subject to certain conditions, on April 30, 2023 and on April 30 every five years thereafter. The

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

holders of Series 14 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the 90-day Canadian Treasury Bill Rate plus 3.00%.

The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2018, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

Limited partners’ equity

Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

In December 2017, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 28, 2018, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. On March 20, 2018, Brookfield Renewable re-purchased 8,700 LP Units on the Toronto Stock Exchange for an average price of C$39.20.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s chief operating decision maker (“CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information.

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED March 31

The following chart reflects the generation and summary financial figures on a proportionate  basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	3,765	3,766	3,439	3,439	$261	$255	$191	$194	$146	$148	$77	$83

Brazil	1,038	871	957	950	69	52	51	42	41	33	1	(4)

Colombia	768	826	844	846	53	47	31	24	21	10	12	-
	5,571	5,463	5,240	5,235	383	354	273	260	208	191	90	79

Wind
North America	645	398	697	452	54	39	41	31	26	21	(6)	1

Europe	165	172	155	169	17	15	11	11	8	7	(1)	(1)

Brazil	103	58	118	33	8	4	5	3	3	2	(1)	1

Other	32	-	34	-	2	-	1	-	-	-	(1)	-
	945	628	1,004	654	81	58	58	45	37	30	(9)	1

Solar	115	-	107	-	18	-	16	-	10	-	(2)	-

Storage & Other	63	70	-	-	17	13	9	3	5	-	(12)	(6)

Corporate	-	-	-	-	-	-	(5)	(6)	(67)	(55)	(59)	(58)

Total	6,694	6,161	6,351	5,889	$499	$425	$351	$302	$193	$166	$8	$16

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	5,240	5,235
Generation (GWh) – actual	5,571	5,463
Revenue	$383	$354
Other income	2	4
Direct operating costs	(112)	(98)
Adjusted EBITDA	273	260
Interest expense	(61)	(63)
Current income taxes	(4)	(6)
Funds From Operations	$208	$191
Depreciation	(100)	(97)
Deferred taxes and other	(18)	(15)
Net income	$90	$79

The following table presents our proportionate results by geography for hydroelectric operations for the three months ended March 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	2,343	2,279	$70	$70	$113	$109	$85	$78	$38	$34
Canada	1,422	1,487	68	65	78	85	61	70	39	49
	3,765	3,766	69	68	191	194	146	148	77	83
Brazil	1,038	871	66	60	51	42	41	33	1	(4)
Colombia	768	826	69	57	31	24	21	10	12	-
Total	5,571	5,463	$69	$65	$273	$260	$208	$191	$90	$79

Funds From Operations at our hydroelectric business were $208 million compared to $191 million in the prior year. Excluding $10 million of one-time property tax recoveries that benefitted the prior year, Funds From Operations were up $27 million due to a 2% increase in generation and 1% increase in average revenue per MWh increased due to inflation indexation of revenues and stronger market pricing, as well as cost-reduction initiatives.

Net income attributable to Unitholders increased by $11 million over the prior year as the above noted increase in Funds From Operations was partially offset by an increase in depreciation expense associated with the growth of our portfolio.

North America

Funds From Operations at our North American business were $146 million versus $148 million in the prior year. Excluding $10 million of one-time property taxes recoveries that benefitted the prior year, Funds From Operations were up $8 million year-over-year. Average revenue per MWh increased 1% due to inflation indexation of revenues and improved market prices. Generation was 10% above long-term average and in-line with prior year. Operating costs were lower than the prior year as we executed on cost saving initiatives.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Net income attributable to Unitholders decreased $6 million over the prior year as the above note increase in Funds From Operations was offset by the donation of certain non-operating assets.

Brazil

Funds From Operations at our Brazilian business were $41 million versus $33 million in the prior year as generation was 8% above long-term average due to strong hydrology. Average revenue per MWh increased 10% as our business benefitted from inflation indexation of revenues and improved market prices.

Net income attributable to Unitholders increased by $5 million over the prior year due the above noted increase in Funds From Operations which were partly offset by  an increase in depreciation expense associated with development assets.

Colombia

Funds From Operations at our Colombian business were $21 million versus $10 million in the prior year as a 20% increase in average revenue per MWh more than offset generation that was 9% below long-term average. Average revenue per MWh benefited from inflation indexation of revenues and higher market prices. Costs were lower than the prior year as we executed on cost saving initiatives.

Net income attributable to Unitholders was $12 million ahead of the prior year primarily due to the above noted increase in Funds From Operations.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	1,004	654
Generation (GWh) – actual	945	628
Revenue	$81	$58
Other income	1	-
Direct operating costs	(24)	(13)
Adjusted EBITDA	58	45
Interest expense	(20)	(15)
Current income taxes	(1)	-
Funds From Operations	$37	$30
Depreciation	(39)	(30)
Deferred taxes and other	(7)	1
Net (loss) income	$(9)	$1

The following table presents our proportionate results by geography for wind operations for the three months ended March 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	290	87	$72	$103	$12	$5	$4	$1	$(8)	$(3)
Canada	355	311	93	96	29	26	22	20	2	4
	645	398	84	98	41	31	26	21	(6)	1
Europe	165	172	103	87	11	11	8	7	(1)	(1)
Brazil	103	58	78	69	5	3	3	2	(1)	1
Other	32	-	63	-	1	-	-	-	(1)	-
Total	945	628	$86	$92	$58	$45	$37	$30	$(9)	$1

Funds From Operations from our wind business were $37 million versus $30 million in the prior year, due to contribution from our investment in TerraForm Power and TerraForm Global at the end of 2017.

Net income attributable to Unitholders decreased by $10 million over the prior year as the increase in Funds From Operations was offset by an increase in depreciation expense attributable to the growth of our portfolio.

North America

Funds From Operations at our North American business were $26 million versus $21 million in the prior year. TerraForm Power’s wind assets contributed $4 million to Funds From Operations and increased generation by 216 GWh. On a same store basis, Funds From Operations were up $1 million driven primarily by an 8% increase in generation due to improved wind resources at our Canadian operations.

Net income attributable to Unitholders decreased by $7 million over the prior year as the above noted increase in Funds From Operations was offset by the increase in depreciation expense attributable to the growth of our portfolio.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Europe

Adjusting for the sale of our 137 MW wind farm in the first quarter of 2017, Funds From Operations at our European business increased to $8 million versus $5 million in the prior year due to the contribution of development projects commissioned in the prior year. We also benefited from a 5% increase in same-store generation due to above average wind resource and higher average revenue per MWh due to strong market prices.

Generation and Funds From Operations were impacted by 30 GWh and $2 million, respectively, as a result of the above noted asset sale.

Net loss attributable to Unitholders was consistent year-over-year.

Brazil

Funds From Operations at our Brazilian business were $3 million versus $2 million in the prior year. TerraForm Global’s wind assets contributed $2 million to Funds From Operations and increased generation by 68 GWh. On a same-store basis, Funds From Operations were down $1 million as generation was in-line with long-term average, but below prior year by 23 GWh. This was partially offset by a 13% increase in average revenue per MWh due to re-contracting initiatives executed during the quarter.

Net income attributable to Unitholders decreased by $2 million over the prior year as the above noted increase in Funds From Operations was offset by the increase in depreciation expense attributable to the growth of our portfolio.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

SOLAR OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	107	-
Generation (GWh) – actual	115	-
Revenue	$18	$-
Other income	2	-
Direct operating costs	(4)	-
Adjusted EBITDA	16	-
Interest expense	(6)	-
Funds From Operations	$10	$-
Depreciation	(6)	-
Deferred taxes and other	(6)	-
Net loss	$(2)	$-

Funds From Operations from our solar business was $10 million. The business is operating in line with expectations following the close of our acquisitions of TerraForm Power and TerraForm Global in the fourth quarter of the prior year. Generation of 115 GWh was 7% above long-term average.

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for storage and other operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – actual	63	70
Revenue	$17	$13
Direct operating costs	(8)	(10)
Adjusted EBITDA	9	3
Interest expense	(4)	(3)
Funds From Operations	$5	$-
Depreciation	(6)	(6)
Deferred taxes and other	(11)	-
Net loss	$(12)	$(6)

Funds From Operations at our pumped storage and biomass business was $5 million versus $nil in the prior year. The increase is primarily due to the improved performance at our pumped storage facility in New England supported by improved capacity pricing and generation. We also benefitted from the contribution from our recent investment in First Hydro, which is operating in line with expectations.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

CORPORATE

The following table presents our results for corporate for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Other income	1	-
Direct operating costs	(6)	(6)
Adjusted EBITDA	(5)	(6)
Management service costs	(21)	(16)
Interest expense	(25)	(21)
Distributions on Preferred LP Units and Shares	(16)	(12)
Funds From Operations	$(67)	$(55)
Deferred taxes and other	8	(3)
Net (loss)	$(59)	$(58)

Management service costs totaling $21 million represents an increase of $5 million over the prior year, which is attributable to the growth in our capitalization from the accretive growth of our business over the last year.

Distributions attributable to Preferred LP Units increased $4 million compared to the prior year as a result of the C$250 million ($201 million) issuance completed in the first quarter of 2018.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended March 31, 2018:
												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other		Other			investments	interests	financials(1)
Revenues	261	69	53	54	17	8	2	18	17	-	499	(39)	333	793
Other income	-	1	1	1	-	-	-	2	-	1	6	(2)	5	9
Direct operating costs	(70)	(19)	(23)	(14)	(6)	(3)	(1)	(4)	(8)	(6)	(154)	13	(115)	(256)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	28	8	36
Adjusted EBITDA	191	51	31	41	11	5	1	16	9	(5)	351	-	231
Management service costs	-	-	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(44)	(7)	(10)	(14)	(3)	(2)	(1)	(6)	(4)	(25)	(116)	9	(73)	(180)
Current income taxes	(1)	(3)	-	(1)	-	-	-	-	-	-	(5)	-	(2)	(7)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(9)	(9)	-	-	(9)
Preferred equity	-	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(9)	(8)	(17)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(148)	(148)
Funds From Operations	146	41	21	26	8	3	-	10	5	(67)	193	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	-	-	(18)	-	-
Adjusted Funds From Operations	146	41	21	26	8	3	-	10	5	(67)	175	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	-	-	18	-	-
Depreciation	(57)	(38)	(5)	(26)	(8)	(4)	(1)	(6)	(6)	-	(151)	12	(74)	(213)
Unrealized financial instrument gain (loss)	2	-	(2)	-	(1)	-	-	(2)	1	7	5	-	(12)	(7)
Deferred income tax recovery (expense)	(4)	-	(1)	(6)	-	-	-	(1)	-	5	(7)	2	(4)	(9)
Other	(10)	(2)	(1)	-	-	-	-	(3)	(12)	(4)	(32)	5	(2)	(29)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(19)	-	(19)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	92	92
Net income (loss) attributable to Unitholders(3)	77	1	12	(6)	(1)	(1)	(1)	(2)	(12)	(59)	8	-	-	8

(1)           Share of earnings from equity-accounted investments of $nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $56 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)           Based on long-term sustaining capital expenditure plans.

(3)           Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended March 31, 2017:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	255	52	47	39	15	4	13	-	425	(9)	261	677
Other income	-	3	1	-	-	-	-	-	4	-	4	8
Direct operating costs	(61)	(13)	(24)	(8)	(4)	(1)	(10)	(6)	(127)	5	(111)	(233)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	4	-	4
Adjusted EBITDA	194	42	24	31	11	3	3	(6)	302	-	154
Management service costs	-	-	-	-	-	-	-	(16)	(16)	-	-	(16)
Interest expense - borrowings	(45)	(6)	(12)	(10)	(4)	(1)	(3)	(21)	(102)	3	(64)	(163)
Current income taxes	(1)	(3)	(2)	-	-	-	-	-	(6)	-	(10)	(16)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Preferred equity	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(3)	-	(3)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(80)	(80)
Funds From Operations	148	33	10	21	7	2	-	(55)	166	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	(17)	-	-
Adjusted Funds From Operations	148	33	10	21	7	2	-	(55)	149	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	17	-	-
Depreciation	(53)	(36)	(8)	(20)	(9)	(1)	(6)	-	(133)	3	(70)	(200)
Unrealized financial instrument gain (loss)	(4)	(3)	-	1	-	-	-	(9)	(15)	1	(6)	(20)
Deferred income tax recovery (expense)	(7)	2	(2)	-	1	-	-	6	-	-	(5)	(5)
Other	(1)	-	-	(1)	-	-	-	-	(2)	-	-	(2)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(4)	-	(4)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	81	81
Net income (loss) attributable to Unitholders(3)	83	(4)	-	1	(1)	1	(6)	(58)	16	-	-	16

(1)           Share of loss from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $1 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)           Based on long-term sustaining capital expenditure plans.

(3)           Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

The following table reconciles net income attributable to Limited partners’ equity and earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended March 31:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Net income attributable to:
Limited partners' equity	$5	$9	$0.03	$0.05
General partnership interest in a holding
subsidiary held by Brookfield	-	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	3	7	-	-
Net income attributable to Unitholders	$8	$16	$0.03	$0.05
Adjusted for proportionate share of:
Depreciation	151	133	0.49	0.44
Unrealized financial instruments (gain) loss	(5)	15	(0.02)	0.05
Deferred income tax expense	7	-	0.02	-
Other	32	2	0.10	0.01
Funds From Operations	$193	$166	$0.62	$0.55
Weighted average Units outstanding(1)			312.7	299.2

(1)           Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.

In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium term.

The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward.

FOR THE YEAR ENDED DECEMBER 31	Balance of 2018	2019	2020	2021	2022
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	5,217	7,175	6,306	6,098	4,791
Canada	3,838	5,051	3,584	3,091	3,045
	9,055	12,226	9,890	9,189	7,836
Wind
North America
United States	977	1,302	1,261	1,226	1,214
Canada	873	1,197	1,197	1,197	1,197
	1,850	2,499	2,458	2,423	2,411
Europe	337	481	427	420	414
Other(3)	120	155	155	155	155
	2,307	3,135	3,040	2,998	2,980
Solar	366	475	475	475	475
Contracted on a proportionate basis	11,728	15,836	13,405	12,662	11,291
Uncontracted on a proportionate basis	972	1,403	3,834	4,577	5,948
Long-term average on a proportionate basis	12,700	17,239	17,239	17,239	17,239
Non-controlling interests	9,424	12,957	12,957	12,957	12,957
Total long-term average	22,124	30,196	30,196	30,196	30,196

Contracted generation - as at March 31, 2018
% of total generation on a proportionate basis	92%	92%	78%	73%	65%

Price per MWh - total generation on a
proportionate basis	$74	$75	$80	$82	$88

(1)               Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract. In the years 2018 to 2022, on a proportionate basis, there is 27 GWh contributed from assets under construction that meet the aforementioned conditions.

(2)               Includes generation of 637 GWh for 2018 and 869 GWh for 2019 GWh secured under financial contracts.

(3)               Includes generation from China, India, Malaysia, Thailand, South Africa and Uruguay.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Our North American portfolio has a weighted-average remaining contract duration of 20 years (on a proportionate basis). Over the next five years, five contracts at our hydroelectric facilities are expiring, including one in 2020, two in 2021 and two in 2022 with annual long-term average (on a proportionate basis) of 1,467 GWh, 850 GWh and 1,204 GWh, respectively. We expect on average to recontract expiring contracts at levels equal to or greater than the rates of the expiring contracts. The majority of the expiring contracts are in line with current merchant prices.

In our Brazilian and Colombian portfolios, we have a weighted-average remaining duration on our contracts of 8 years and 2 years (on a proportionate basis), respectively. We continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

In our European wind portfolio, we have a weighted-average remaining duration of 9 years (on a proportionate basis).

In other countries we have a weighted-average remaining duration of 18 years (on a proportionate basis).

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The overall composition of our contracted generation on a proportionate basis under power purchase agreements is comprised of Brookfield (43%), public power authorities (21%), distribution companies (18%) and industrial users (18%).

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

PART 5 - liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis.

The following table summarizes our capitalization:

	Mar 31	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017
Credit facilities(1)	$692	$887
Corporate borrowings(2)	1,623	1,665
Subsidiary borrowings(3)	9,128	8,774
Long-term indebtedness	11,443	11,326
Deferred income tax liabilities, net of deferred income tax assets	3,535	3,411
Equity	14,473	14,282
Total capitalization	$29,451	$29,019
Debt to total capitalization	39%	39%

(1)        In 2017, draws were comprised of $685 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable and $202 million borrowed under a subscription facility of a Brookfield sponsored private fund.

(2)        Amounts are unsecured and guaranteed by Brookfield Renewable.

(3)        Asset-specific, non-recourse borrowings secured against the assets of certain Brookfield Renewable subsidiaries.

Available liquidity

The following table summarizes the available liquidity:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Brookfield Renewable's share of cash and cash equivalents(1)	198	195
Investments in equity and debt securities	114	159
Corporate credit facilities
Authorized credit facilities	2,090	2,090
Draws on credit facilities(2)	(692)	(685)
Issued letters of credit	(186)	(193)
Available portion of corporate credit facilities	1,212	1,212
Available portion of subsidiary credit facilities on a proportionate basis	172	131
Available liquidity	$1,696	$1,697

(1)           In 2017, amounts were net of cash and cash equivalents on TerraForm Global's balance sheet which, under the indenture, is not available for distribution.

(2)           In 2017, draws were comprised of $685 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable. Excludes the $202 million borrowed under a subscription credit facility of a Brookfield sponsored private fund.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on subsidiary borrowings and proceeds from the issuance of various securities through public markets.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Credit facilities and subsidiary borrowings

Early in the first quarter of 2018, we took advantage of strong markets and secured over $1 billion of long-term debt across the portfolio. In the quarter we raised $1.5 billion in the markets, including $1.3 billion of non-recourse financings, which extended the weighted average duration of our non-recourse debt to 10.3 years and reduced our weighted average cost of non-recourse debt to 5.8%.

LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Mar 31, 2018			Dec 31, 2017
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings	4.5	6.1	$1,628	4.5	6.4	$1,670
Credit facilities(1)	2.8	4.3	692	2.6	4.5	887

Proportionate subsidiary borrowings
Hydroelectric	6.1	10.4	3,754	6.1	10.5	3,741
Wind	5.1	11.1	1,277	5.1	11.3	1,286
Solar	6.1	10.3	463	6.0	10.5	456
Storage and other	5.3	6.9	277	5.3	7.1	277
	5.8	10.3	5,771	5.8	10.5	5,760
Total proportionate debt			$8,091			$8,317
Proportionate unamortized financing
fees, net of unamortized premiums			(49)			(47)
Brookfield Renewable's share			8,042			8,270
Subsequent financings(2)			-			(33)
Equity accounted borrowings			(831)			(834)
Non-controlling interests			4,232			4,363
As per IFRS Statements			$11,443			$11,766

(1)              Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.

(2)              Adjusted to reflect the financing initiatives, associated with a hydroelectric and a storage facility, finalized subsequent to year-end.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

The following table summarizes our undiscounted principal repayments, schedule amortization and interest payable on a proportionate basis as at March 31, 2018:

(MILLIONS)	Balance of 2018	2019	2020	2021	2022	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities(1)	155	-	349	-	1,002	814	$2,320
Subsidiary borrowings
Hydro	95	147	387	212	216	2,697	3,754
Wind	60	75	79	84	123	856	1,277
Solar	8	12	12	20	48	363	463
Storage and other	6	4	4	68	3	192	277
	169	238	482	384	390	4,108	5,771
Total	324	238	831	384	1,392	4,922	$8,091

(1)              Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2022 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

Our sole near term maturity is our C$200 million ($155 million) Series 3 medium-term notes which mature in November.

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with project level financings that were in default prior to the acquisition, had outstanding principal amounts totaling $342 million, and mature in 2031. As at March 31, 2018, the loans were not in compliance with certain covenants due to the SunEdison Bankruptcy, as well as issues with contractors under engineering, procurement and construction contracts. The loan balances have been classified as current as at March 31, 2018 on our IFRS financial statements. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions placed on the projects. As we expect a successful outcome, we have presented these loans according to their original maturity date in the above maturity table. Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of March 31, 2018.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities on a proportionate basis are as follows:

	Average term (years)		Average interest rate (%)
	Mar 31	Dec 31	Mar 31	Dec 31
	2018	2017	2018	2017
Corporate borrowings	6.1	6.4	4.5	4.5
Credit facilities(1)	4.3	4.5	2.8	2.6
Subsidiary borrowings	10.3	10.5	5.8	5.8

(1)              Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items in the unaudited interim consolidated statements of cash flows for the three months ended March 31:

(MILLIONS)	2018	2017
Cash flow provided by (used in):
Operating activities	$300	$300
Financing activities	(595)	(178)
Investing activities	(104)	(14)
Foreign exchange gain on cash	4	5
(Decrease) increase in cash and cash equivalents	$(395)	$113

Cash and cash equivalents as at March 31, 2018 totaled $404 million, representing a decrease of $395 million since December 31, 2017.

Operating Activities

Cash flows provided by operating activities totaling $300 million for the first quarter of 2018 is consistent with the prior year.  The increase in Funds From Operations as a result of continued growth of our base business, contribution from our recent acquisitions and improved same-store generation. The impact from the new change in working capital balances is supported by the table below.

Net change in working capital

The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows for the three months ended March 31 is comprised of the following:

(MILLIONS)	2018	2017
Trade receivables and other current assets	$1	$31
Accounts payable and accrued liabilities	(42)	36
Other assets and liabilities	9	(18)
	$(32)	$49

Financing Activities

Cash flows used in financing activities totaled $595 million for the first quarter of 2018 due primarily to deleveraging initiatives undertaken following our investment in TerraForm Global. Repayments of $445 million of debt was funded primarily with available cash on TerraForm Global’s balance sheet. The issuance of Preferred LP Units provided net proceeds of $196 million.

For the three months ended March 31, 2018, distributions paid to unitholders of Brookfield Renewable or BRELP were $160 million (2017: $144 million). We increased our distributions to $1.96 per LP Unit on an annualized basis, an increase of 9 cents per LP Unit which took effect in the first quarter of 2018. The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $191 million (2017: $146 million).

Investing Activities

Cash flows used in investing activities for the first quarter of 2018 totaled $104 million. Our acquisitions and investments in the development of power generating assets and sustaining capital expenditures were $37 million (net of cash acquired) and $27 million, respectively.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

SHARES AND UNITS OUTSTANDING

Shares and units outstanding are as follows:

	Mar 31, 2018	Dec 31, 2017
Class A Preference Shares
Balance, beginning of year	31,035,967	31,035,967
Balance, end of period/year	31,035,967	31,035,967
Class A Preferred LP Units
Balance, beginning of year	27,885,469	17,885,469
Issuance of Preferred LP Units	10,000,000	10,000,000
Balance, end of period/year	37,885,469	27,885,469

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	180,388,361	166,839,324
Issuance of LP Units	-	13,247,000
Distribution reinvestment plan	84,629	302,037
Repurchase of LP Units for cancellation	(8,700)	-
Balance, end of period/year	180,464,290	180,388,361

Total LP Units on a fully-exchanged basis(1)	310,122,913	310,046,984

(1)               The fully-exchanged amounts assume the exchange of all Redeemable/ Exchangeable partnership units for LP Units.

DIVIDENDS AND DISTRIBUTIONS

Dividends and distributions declared and paid for the three months ended March 31 are as follows:

	Declared		Paid
(MILLIONS)	2018	2017	2018	2017
Class A Preference Shares	$7	$6	$7	$6
Class A Preferred LP Units	$9	$6	$8	$5
Participating non-controlling
interests - in operating subsidiaries	$176	$99	$176	$99

GP interest and Incentive distributions	$12	$9	$11	$8
Redeemable/Exchangeable partnership units	$64	$62	$64	$61
LP Units	$90	$79	$85	$75

Contractual obligations

Please see Note 17 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•         Commitments  –  Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects

•         Contingencies  –  Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit

•        Guarantees  – Nature of all the indemnification undertakings

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Other than the available portion of subsidiary credit facilities on a proportionate basis disclosed in Part 5 – Liquidity and Capital Resources, Brookfield Renewable has no off-statement of financial position financing arrangements.

PART 6 - SELECTED QUARTERLY INFORMATION

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2018	2017				2016
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Generation (GWh) - LTA	12,852	12,198	9,098	10,674	10,364	10,319	9,092	10,728
Total Generation (GWh) - actual	12,880	11,913	9,370	11,618	10,484	8,728	7,522	8,792
Proportionate Generation (GWh) - LTA	6,351	6,030	5,053	6,279	5,890	5,739	5,068	6,214
Proportionate Generation (GWh) - actual	6,694	5,890	5,198	6,719	6,161	4,734	4,395	5,197
Revenues	$793	$657	$608	$683	$677	$571	$580	$627
Net income (loss) attributable to Unitholders	8	(67)	(43)	38	16	(47)	(33)	(28)
Basic earnings (loss) per LP Unit	0.03	(0.22)	(0.14)	0.13	0.05	(0.16)	(0.12)	(0.11)
Consolidated Adjusted EBITDA	582	453	381	460	457	326	335	380
Proportionate Adjusted EBITDA	351	295	233	311	303	189	213	237
Funds From Operations	193	143	91	181	166	54	73	105
Funds From Operations per Unit	0.62	0.46	0.29	0.61	0.55	0.18	0.24	0.37
Distribution per LP Unit	0.498	0.468	0.468	0.468	0.468	0.445	0.445	0.445

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

PART 7 - CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

(i)      IFRS 15 – Revenue from contracts from customers

On January 1, 2018 Brookfield Renewable adopted IFRS 15 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The new standard replaces the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles which requires the identification of a contract with a customer, the identification of performance obligations with the contract, determination of the transaction price, the allocation of the transaction price to the performance obligations and the recognition of revenue when performance obligations have been satisfied. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures. IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

The pattern and timing of revenue recognition under the new standard is consistent with prior practice. There have been no adjustments recognized on the adoption of IFRS 15.

(ii)      IFRS 9 – Financial instruments

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Brookfield Renewable adopted IFRS 9, “Financial Instruments” (“IFRS 9”), as issued by the IASB in 2014, which provide more reliable and relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The new accounting policies were applied retrospectively from January 1, 2018 and, in accordance with the transitional provisions in IFRS 9, comparative figures were not restated. The adoption of IFRS 9 did not result in any material transition adjustments being recognized as at January 1, 2018

IFRS 9 replaces certain provisions of IAS 39, “Financial Instruments Recognition and Measurement” (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets; and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7, “Financial Instruments: Disclosures”.

Future changes in accounting policies

(i)      Leases

In January 2016, the IASB issued IFRS 16, Leases  (“IFRS 16”). IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Management has formed its adoption working group and participated in planning sessions with Brookfield Asset Management. Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the three months ended March 31, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Subsequent eventS

On April 20, 2018, Brookfield Renewable completed a R$160 million ($47 million) refinancing associated with a 120 MW hydroelectric facility in Brazil. The loan bears an interest rate of CDI plus 2.00% and matures in October 2023.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

PART 8 - PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.

Actual and Long-term Average Generation

For assets acquired or reaching commercial operation during the year, reported generation is calculated from the acquisition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and Co-gen facilities. “Other” includes generation from North America Co-gen and Brazil biomass.

North America hydroelectric LTA is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric LTA is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind LTA is the expected average level of generation based on the results based on simulated historical wind speed data performed over a period of typically 10 years. Solar LTA is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount,

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Generation from our North American pumped storage and Co-gen facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations as well as the entity that owns the renewable power generating operations acquired as part of the investment in TerraForm Global. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provide Brookfield Renewable with significant influence over TerraForm Power. Accordingly, Brookfield Renewable equity accounts for these entities.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(o)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our unaudited interim consolidated financial statements for our policy on accounting for transactions under common control.

Performance Measurement

Segment Information

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

For the first quarter of 2018, operations are segmented by technology – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (Co-gen and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Other). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. Our investment in the TerraForm Power and TerraForm Global businesses lead to the creation of the Solar segment which will now be reviewed on a standalone basis. Our investment in First Hydro resulted in the creation of a

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

storage segment which will be reviewed along with our Co-gen and biomass businesses, on an aggregate basis. A pumped storage facility in North America, that was previously included in the hydroelectric segment, is now included in the “Storage and other” segment. The Colombia segment aggregates the financial results of its hydroelectric and Co-gen facilities. The corporate segment represents all activity performed above the individual segments for the business.

We report our results in accordance with these segments and presents prior period segmented information in a consistent manner. See Note 4 – Segmented information in our unaudited interim consolidated financial statements.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations, and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations. We also provide reconciliations to net income (loss). See “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.

Proportionate Information

In addition, with the effect from the fourth quarter of 2017, reporting to the CODM on the measures utilized to assess performance and allocate resources are on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

The presentation of proportionate results has limitations as an analytical tool, including the following:

•        The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•        Other companies may calculate proportionate results differently than we do.

Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Segmented net income (loss) is not a measure the CODM uses to review the results of business and allocate resources. Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.

As compared to the preceding years, we revised our definition of Adjusted EBITDA to include our proportionate share of Adjusted EBITDA from equity-accounted investments. In preceding years, we included our proportionate share of Funds From Operations from equity-accounted investments. We revised our definition as we believe it provides a more meaningful measure for investors to evaluate our financial and operating performance on an allocable basis to Unitholders.

Funds From Operations and Funds From Operations per Unit

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.

Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Adjusted Funds From Operations

Adjusted Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business but also adjusted for sustaining capital expenditures.

Adjusted sustaining capital expenditures are an estimate made by management of the amount of ongoing capital investment required to maintain the condition of all our facilities and current revenues.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a 20-year discounted cash flow model with each operational facility having a 20-year capital plan. In addition, the useful lives of property, plant and equipment are determined periodically by independent engineers and are reviewed annually by management.

Management considers several items in estimating adjusted sustaining capital expenditures. Such factors include, but are not limited to, review and analysis of historical capital spending, the annual budgeted capital expenditures, management’s 5-year business plan, and independent third-party engineering assessments.

Sustaining capital expenditures do not occur evenly over the life of our assets and may fluctuate depending on the timing of actual project spend.

Adjusted sustaining capital expenditures are intended to reflect an average annual spending level based on the 20-year capital plan and are our best estimate of the long-term capital required to maintain the operations of our facilities. Over time, we expect our average sustaining capital expenditures to be in line with our adjusted long-term sustaining capital forecasts.

Accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures. This higher level of depreciation is primarily attributed to: 1) our election to annually fair value property, plant and equipment under IFRS; and 2) accounting useful life is not always reflective of the perpetual nature of a hydroelectric facility.

Brookfield Renewable uses Adjusted Funds From Operations to also assess performance of the business and defines it as Funds From Operations less Brookfield Renewable’s proportionate share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans) which are recurring in nature and used to maintain the reliability and efficiency of our power generating assets over our long-term investment horizon.

Neither Funds From Operations or Adjusted Funds From Operations are intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, these measures are not used by the CODM to assess Brookfield Renewable’s liquidity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

PART 9 – CAUTIONARY STATEMENTS

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, financing and refinancing opportunities, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE hydrological balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations or investments; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; and Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or our unitholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations and Adjusted Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 4 - Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	Notes	2018	2017
Revenues	18	$793	$677
Other income		9	8
Direct operating costs		(256)	(233)
Management service costs	18	(21)	(16)
Interest expense – borrowings	7	(180)	(163)
Share of loss from equity-accounted investments		-	(3)
Unrealized financial instruments loss	3	(7)	(20)
Depreciation	6	(213)	(200)
Other		(29)	(2)
Income tax expense
Current		(7)	(16)
Deferred		(9)	(5)
		(16)	(21)
Net income		$80	$27
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$56	$(1)
General partnership interest in a holding
subsidiary held by Brookfield	8	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	8	3	7
Preferred equity	8	7	6
Preferred limited partners' equity	9	9	6
Limited partners' equity	10	5	9
		$80	$27
Basic and diluted earnings per LP Unit		$0.03	$0.05

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED
THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2018	2017
Net income		$80	$27
Other comprehensive income that will not be
reclassified to net income
Revaluations of property, plant and equipment	6	(3)	-
Actuarial (loss) gain on defined benefit plans		4	1
Total items that will not be reclassified to net income		1	1
Other comprehensive income that may be
reclassified to net income
Gains arising during the period on financial
instruments designated as cash-flow hedges	3	17	13
Unrealized (loss) gain on investments in equity and debt securities	3	(7)	3
Reclassification adjustments for amounts
recognized in net income	3	11	1
Foreign currency translation		229	251
Unrealized gain (loss) on foreign exchange swaps -
net investment hedge	3	4	(8)
Deferred income taxes on above items		(11)	(1)
Total items that may be reclassified subsequently to net income		243	259
Other comprehensive income		244	260
Comprehensive income		$324	$287
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$257	$142
General partnership interest in a holding
subsidiary held by Brookfield	8	1	1
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	8	28	55
Preferred equity	8	(9)	11
Preferred limited partners' equity	9	9	6
Limited partners' equity	10	38	72
		$324	$287

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED		Mar 31	Dec 31
(MILLIONS)	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	13	$404	$799
Restricted cash	14	232	181
Trade receivables and other current assets	15	571	554
Financial instrument assets	3	39	72
Due from related parties		68	60
		1,314	1,666
Financial instrument assets	3	123	113
Equity-accounted investments		719	721
Property, plant and equipment, at fair value	6	27,352	27,096
Goodwill	11	994	901
Deferred income tax assets		172	177
Other long-term assets		162	230
		$30,836	$30,904
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$511	$542
Financial instrument liabilities	3	133	184
Due to related parties		144	112
Current portion of long-term debt	7	1,242	1,676
		2,030	2,514
Financial instrument liabilities	3	71	86
Long-term debt and credit facilities	7	10,201	10,090
Deferred income tax liabilities		3,707	3,588
Other long-term liabilities		354	344
		16,363	16,622
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	8	6,404	6,298
General partnership interest in a holding subsidiary
held by Brookfield	8	57	58
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	8	2,804	2,843
Preferred equity	8	600	616
Preferred limited partners' equity	9	707	511
Limited partners' equity	10	3,901	3,956
		14,473	14,282
		$30,836	$30,904

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED MARCH 31	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282
Net income	5	-	-	-	-	-	5	9	7	56	-	3	80
Other comprehensive income (loss)	-	31	(1)	1	6	(4)	33	-	(16)	201	1	25	244
Preferred LP Units issued (Note 9)	-	-	-	-	-	-	-	196	-	-	-	-	196
Capital contributions	-	-	-	-	-	-	-	-	-	4	-	-	4
Distributions or dividends declared	(90)	-	-	-	-	-	(90)	(9)	(7)	(176)	(12)	(64)	(358)
Distribution reinvestment plan	3	-	-	-	-	-	3	-	-	-	-	-	3
Acquisition (Note 2)	-	-	-	-	-	-	-	-	-	21	-	-	21
Other	(6)	-	-	-	-	-	(6)	-	-	-	10	(3)	1
Change in period	(88)	31	(1)	1	6	(4)	(55)	196	(16)	106	(1)	(39)	191
Balance, as at March 31, 2018	$(347)	$(347)	$4,615	$(8)	$(23)	$11	$3,901	$707	$600	$6,404	$57	$2,804	$14,473

Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net income	9	-	-	-	-	-	9	6	6	(1)	-	7	27
Other comprehensive income	-	57	-	1	3	2	63	-	5	143	1	48	260
Preferred LP Units issued	-	-	-	-	-	-	-	187	-	-	-	-	187
Capital contributions	-	-	-	-	-	-	-	-	-	38	-	-	38
Distributions or dividends declared	(79)	-	-	-	-	-	(79)	(6)	(6)	(135)	(9)	(62)	(297)
Distribution reinvestment plan	3	-	-	-	-	-	3	-	-	-	-	-	3
Purchase of Isagen shares	-	-	-	-	-	-	-	-	-	(5)	-	-	(5)
Other	4	-	(15)	-	-	-	(11)	-	-	(2)	8	(7)	(12)
Change in period	(63)	57	(15)	1	3	2	(15)	187	5	38	-	(14)	201
Balance, as at March 31, 2017	$(320)	$(347)	$4,109	$(7)	$(28)	$26	$3,433	$511	$581	$5,627	$55	$2,666	$12,873

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED
THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2018	2017
Operating activities
Net income		$80	$27
Adjustments for the following non-cash items:
Depreciation	6	213	200
Unrealized financial instrument loss	3	7	20
Share of loss from
equity-accounted investments		-	3
Deferred income tax expense (recovery)		9	5
Other non-cash items		-	1
Dividends received from equity-accounted investments		2	-
Changes in due to or from related parties		21	(5)
Net change in working capital balances		(32)	49
		300	300
Financing activities
Long-term debt - borrowings	7	1,491	147
Long-term debt - repayments	7	(1,935)	(255)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	8	4	38
Acquisition of Isagen from non-controlling interests	8	-	(5)
Issuance of preferred limited partnership units	9	196	187
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	8	(176)	(135)
To preferred shareholders		(7)	(6)
To preferred limited partners' unitholders	9	(8)	(5)
To unitholders of Brookfield Renewable or BRELP	8, 10	(160)	(144)
		(595)	(178)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	2	(12)	-
Investment in:
Sustaining capital expenditures	6	(27)	(18)
Development and construction of renewable power
generating assets	6	(25)	(49)
Proceeds from disposal of assets		-	150
Investment in securities	3	38	(12)
Restricted cash and other		(78)	(85)
		(104)	(14)
Foreign exchange gain on cash		4	5
Cash and cash equivalents
(Decrease) increase		(395)	113
Balance, beginning of period		799	223
Balance, end of period		$404	$336
Supplemental cash flow information:
Interest paid		$130	$117
Interest received		$7	$8
Income taxes paid		$13	$16

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

brookfield renewable partners l.p.

notes to the INTERIM consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 5, Series 7, Series 9, Series 11 and Series 13 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K” and “BEP.PR.M” respectively, on the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2017 audited consolidated financial statements. Except for the recently adopted IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), the interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2017 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on May 3, 2018.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.

Revenue Recognition

The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from Brookfield Renewable’s power generating facilities. The

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

obligations are satisfied over time as the customer simultaneously receives and consumes benefits as Brookfield Renewable delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration Brookfield Renewable expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

Details of the revenue recognized per geographical region are included in Note 6 – Segmented information.

Brookfield Renewable has elected the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.

Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within PPAs are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with a pattern of revenue recognition with the underlying energy generation. Accordingly, Brookfield Renewable has determined that the pattern of revenue recognition under IFRS 15 is consistent with IAS 18.

Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the Brookfield Renewable's generation activities related to commodity prices. Financial transactions included in revenue decreased revenues by $11 million (2017: $3 million).

(c) Recently adopted accounting standards

IFRS 15 – Revenue from contracts with customers

On January 1, 2018 Brookfield Renewable adopted IFRS 15 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The new standard replaces the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles which requires the identification of a contract with a customer, the identification of performance obligations with the contract, determination of the transaction price, the allocation of the transaction price to the performance obligations and the recognition of revenue when performance obligations have been satisfied. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures. IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

The pattern and timing of revenue recognition under the new standard is consistent with prior practice. There have been no adjustments recognized on the adoption of IFRS 15.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

IFRS 9 – Financial instruments

Brookfield Renewable adopted IFRS 9, “Financial Instruments” (“IFRS 9”), as issued by the IASB in 2014, which provide more reliable and relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The new accounting policies were applied retrospectively from January 1, 2018 and, in accordance with the transitional provisions in IFRS 9, comparative figures were not restated. The adoption of IFRS 9 did not result in any material transition adjustments being recognized as at January 1, 2018

IFRS 9 replaces certain provisions of IAS 39, “Financial Instruments Recognition and Measurement” (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets; and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7, “Financial Instruments: Disclosures”.

(d) Changes to and impact of financial instrument accounting policies

The following accounting policies are applicable to the accounting for financial instruments from January 1, 2018 under IFRS 9 and differ from past practice under IAS 39. For the accounting policies that apply to comparative information, refer to the December 31, 2017 audited consolidated financial statements.

Recognition and Derecognition

Regular purchases and sales of financial assets are recognized on the trade-date, being the date on which Brookfield Renewable commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Brookfield Renewable has transferred substantially all the risk and rewards of ownership

Classification

From January 1, 2018, Brookfield Renewable classified its financial assets in the following measurement categories:

•        Those measured at fair value through other comprehensive income (FVOCI);

•        Those measured at fair value through profit and loss (FVPL); and

•        Those measured at amortized cost.

The classification of financial assets depends on the Brookfield Renewable’s business objectives for managing the financial assets and whether contractual terms of the cash flows are considered solely payments of principal and interest. For assets measured at fair value, gains and losses will either be recorded in profit and loss or other comprehensive income (OCI) depending on the business objective. Brookfield Renewable reclassifies financial assets when and only when its business objective for managing those assets changes.

Equity investments are classified either as FVPL or FVOCI, depending on Brookfield Renewable’s objectives for managing the investment with assets acquired for purposes other than short term trading designated as FVOCI.

Classification of financial liabilities under IFRS 9 is unchanged from IAS 39.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

As at January 1, 2018, the date of initial application, Brookfield Renewable’s financial instruments and new classification categories under IFRS 9 were as follows:
	Classification category
	IAS 39	IFRS 9	Carrying amount IAS 39 and IFRS 9 ($ Millions)
Financial assets
Cash and cash equivalents	FVPL	Amortized cost	799
Restricted cash(1)	FVPL	Amortized cost	284
Trade receivables and other current assets	Loans and receivables	Amortized cost	554
Financial instrument assets - investments in equity and debt securities(1)(2)	Available-for-sale	FVOCI	159
Financial instrument assets - derivative financial instruments(1)(3)	FVPL	FVPL	20
Financial instrument assets - derivative financial instruments designated as hedges(1)(3)	Financial instruments designated as hedges	Financial instruments designated as hedges	6
Due from related parties	Loans and receivables	Amortized cost	60

Financial liabilities
Accounts payable and accrued liabilities	Other liabilities	Amortized cost	542
Financial instrument liabilities - derivative financial instruments(1)(3)	FVPL	FVPL	145
Financial instrument liabilities - derivative financial instruments designated as hedges(1)(3)	Financial instruments designated as hedges	Financial instruments designated as hedges	125
Due to related parties	Other liabilities	Amortized cost	112
Long-term debt and credit facilities(1)	Other liabilities	Amortized cost	11,766

(1)               Includes both current and non-current portions.

(2)               Investments in equity and debt securities were originally referred to as available-for-sale securities in the 2017 annual consolidated financial statements.

(3)               Derivatives financials instruments comprise of energy derivative contracts, interest rate swaps and foreign exchange swaps.

Measurement

At initial recognition, financial assets are measured at fair value. For financial assets not classified as FVPL, transaction costs are included in the initial measurement. For assets classified as FVPL, transaction costs are expensed as incurred.

Under IFRS 9, embedded derivatives are not separated from financial assets, but variability in cash flows is considered in determining whether such cash flows are solely for payments of principal and interest. Accounting for embedded derivatives in financial liabilities and non-financial host contracts has not changed.

Subsequent measurement of financial assets depends on the business objective for managing the asset and the cash flow characteristics of the asset. Measurement of assets when the three categories are as follows:

Amortized cost: Assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

the financial statements, and gains/losses are recognized in profit or loss when the asset is derecognized or impaired.

FVOCI – Debt Instruments: Assets held to achieve a particular business objective by collecting contractual cash flows that consist solely of payments of principal and interest outstanding and selling financial assets are measured at FVOCI. Movements in the carry amount are taken through other comprehensive income (OCI), except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses, which are recognized in profit and loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in “Other Income” using the effective interest rate method.

FVOCI – Equity Instruments: Assets held to achieve a particular business objective other than short term trading are designated at FVOCI. Unlike debt instruments designated at FVOCI, there is no recycling of gains or losses through profit and loss. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL.

IFRS 9 requirements for measurement of financial liabilities are aligned with IAS 39, with the exception that IFRS 9 introduces an additional requirement to present the change in fair value due to changes in Brookfield Renewable’s own credit risk in OCI instead of profit and loss in the case of liabilities designated under the fair value option as FVPL.

Impairment

From January 1, 2018, Brookfield Renewable assesses on a forward-looking basis the expected credit losses (ECL) associated with its assets carried at amortized cost and FVOCI, including finance lease receivables. For trade receivables only, Brookfield Renewable applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognizes a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the trade receivable.

Evidence of impairment may include:

•        Indications that a debtor or group of debtors is experiencing significant financial difficulty;

•        A default of delinquency in interest or principal payments;

•        Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;

•        Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measureable decrease in the estimated future cash flows.

Trade receivables are reviewed qualitatively on a case by case basis to determine if they need to be written off.

ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.

Measurement of ECL on financial assets resulted in immaterial amounts; therefore, an allowance for doubtful accounts was not recorded.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Derivatives and hedge accounting

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.

Brookfield Renewable designates its derivatives as hedges of:

•        Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);

•        Foreign exchange risk associated with net investment in foreign operations (net investment hedges); and

•        Floating interest rate risk associated with payments of debts (cash flow hedges).

The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 3.

When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to profit and loss.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit and loss at the time of the hedge relationship rebalancing.

Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss, within “unrealized financial instruments (gain) loss”.

Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects profit and loss.

Net investment hedges that qualify for hedge accounting

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss within “unrealized financial instruments (gain) loss”. Gains and losses accumulated in equity will be reclassified to profit and loss when the foreign operation is partially disposed of or sold.

Hedge ineffectiveness

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Brookfield Renewable’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.

(e) Future changes in accounting policies

The following table provides a brief description of accounting standards issued but not yet effective, none of which will be early adopted by Brookfield Renewable:

Standard	Description	Effective date	Effect on financial statements
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”).

IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2019, with early adoption permitted.

Management has formed its adoption working group and participated in planning sessions with Brookfield Asset Management.

Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

2.  ACQUISITIONS

South Africa Wind and Solar Portfolio

The following investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of acquisition.

Brookfield Renewable previously acquired TerraForm Global, Inc. (“GLBL”) on December 28th, 2017. Included in the net identifiable assets of GLBL was $56 million in restricted cash and deposits for the acquisition of controlling interests (ranging between 65% and 70%) in three separate companies that cumulatively operate 49 MW of wind and solar assets in South Africa (“BioTherm”).

The total consideration of $71 million, transferred in two tranches in March 2018, included the aforementioned deposit, a cash payment of $12 million, and deferred consideration of $3 million.

The total acquisition costs were less than $1 million, were expensed as incurred and have been classified under Other in the consolidated statement of income.

The provisional purchase price allocation, at fair value, with respect to the acquisition is as follows:

(MILLIONS)
Cash and cash equivalents	$12
Trade receivables and other current assets	7
Property, plant and equipment, at fair value	158
Current liabilities	(3)
Current portion of long-term debt	(3)
Financial instruments	(2)
Long-term debt	(69)
Deferred income tax liabilities	(35)
Non-controlling interests	(21)
Fair value of net assets acquired	44
Goodwill (Note 11)	27
Purchase price	$71

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

3.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2017 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Mar 31, 2018				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2017
Assets measured at fair value:
Cash and cash equivalents	$404	$-	$-	$404	$799
Restricted cash(1)	318	-	-	318	284
Financial instrument assets(2)(3)
Energy derivative contracts	-	9	-	9	-
Interest rate swaps	-	12	-	12	6
Foreign exchange swaps	-	27	-	27	20
Investments in equity and debt securities(2)	72	42	-	114	159
Property, plant and equipment	-	-	27,352	27,352	27,096
Liabilities measured at fair value:
Financial instrument liabilities(3)
Energy derivative contracts	-	(6)	-	(6)	(19)
Interest rate swaps	-	(138)	-	(138)	(155)
Foreign exchange swaps	-	(60)	-	(60)	(96)
Contingent consideration(4)	-	-	(18)	(18)	(18)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(12,467)	-	(12,467)	(12,479)
Total	$794	$(12,581)	$27,334	$15,547	$15,597

(1)        Includes both the current amount and long-term amount included in Other long-term assets.

(2)        Includes amounts in Level 2 that relate to the Brookfield Infrastructure Debt Fund holdings.

(3)        Includes both current and long-term amounts.

(4)        Amount relates to 2015 and 2014 business combinations with obligations lapsing in 2021 and 2024 respectively.

There were no transfers between levels during the three months ended March 31, 2018.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

		2018		2017
			Net Liabilities	Net Liabilities
(MILLIONS)	Assets	Liabilities	(Assets)	(Assets)
Energy derivative contracts	$9	$6	$(3)	$19
Interest rate swaps	12	138	126	149
Foreign exchange swaps	27	60	33	76
Investments in equity and debt securities	114	-	(114)	(159)
Total	162	204	42	85
Less: current portion	39	133	94	112
Long-term portion	$123	$71	$(52)	$(27)

(a)     Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)     Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.

(c)     Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

(d)     Investments in equity and debt securities

Brookfield Renewable’s investments in equity and debt securities consist of investments in publicly-quoted securities.

Investments in equity and debt securities are recorded on the statement of financial position at fair value, and are assessed for impairment at each reporting date.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2018	2017
Energy derivative contracts	$4	$(2)
Interest rate swaps	5	(9)
Foreign exchange swaps - cash flow	(16)	(9)
	$(7)	$(20)

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2018	2017
Energy derivative contracts	$7	$13
Interest rate swaps	10	-
Foreign exchange swaps - cash flow	-	-
	17	13
Foreign exchange swaps - net investment	4	(8)
Investments in equity and debt securities	(7)	3
	$14	$8

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2018	2017
Energy derivative contracts	$8	$(9)
Interest rate swaps	3	10
	$11	$1

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

4.  SEGMENTED INFORMATION

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

For the first quarter of 2018, operations are segmented by technology – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (Co-gen and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Other). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. Our investment in the TerraForm Power and TerraForm Global businesses lead to the creation of the Solar segment which will now be reviewed on a standalone basis. Our investment in First Hydro resulted in the creation of a storage segment which will be reviewed along with our Co-gen and biomass businesses, on an aggregate basis. A pumped storage facility in North America, that was previously included in the hydroelectric segment, is now included in the “Storage and other” segment. The Colombia segment aggregates the financial results of its hydroelectric and Co-gen facilities. The corporate segment represents all activity performed above the individual segments for the business.

In addition, with the effect from the fourth quarter of 2017, the measures utilized by the CODM to assess performance and allocate resources are on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Segmented net income (loss) is not a measure the CODM uses to review the results of business and allocate resources. Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items. As compared to the preceding years, Brookfield Renewable revised its definition of Adjusted EBITDA to include its proportionate share of Adjusted EBITDA from equity-accounted investments. In preceding years, Brookfield Renewable included its proportionate share of Funds From Operations from equity-accounted investments in Adjusted EBITDA. Brookfield Renewable revised its definition as it believes it provides a more meaningful measure for investors to evaluate financial and operating performance on an allocable basis to Unitholders.

Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

The following segmented information is regularly reported to the CODM.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to our consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2018:
												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other		Other			investments	interests	financials(1)
Revenues	261	69	53	54	17	8	2	18	17	-	499	(39)	333	793
Other income	-	1	1	1	-	-	-	2	-	1	6	(2)	5	9
Direct operating costs	(70)	(19)	(23)	(14)	(6)	(3)	(1)	(4)	(8)	(6)	(154)	13	(115)	(256)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	28	8	36
Adjusted EBITDA	191	51	31	41	11	5	1	16	9	(5)	351	-	231
Management service costs	-	-	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(44)	(7)	(10)	(14)	(3)	(2)	(1)	(6)	(4)	(25)	(116)	9	(73)	(180)
Current income taxes	(1)	(3)	-	(1)	-	-	-	-	-	-	(5)	-	(2)	(7)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(9)	(9)	-	-	(9)
Preferred equity	-	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(9)	(8)	(17)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(148)	(148)
Funds From Operations	146	41	21	26	8	3	-	10	5	(67)	193	-	-
Depreciation	(57)	(38)	(5)	(26)	(8)	(4)	(1)	(6)	(6)	-	(151)	12	(74)	(213)
Unrealized financial instrument gain	2	-	(2)	-	(1)	-	-	(2)	1	7	5	-	(12)	(7)
Deferred income tax expense	(4)	-	(1)	(6)	-	-	-	(1)	-	5	(7)	2	(4)	(9)
Other	(10)	(2)	(1)	-	-	-	-	(3)	(12)	(4)	(32)	5	(2)	(29)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(19)	-	(19)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	92	92
Net income (loss) attributable to Unitholders(2)	77	1	12	(6)	(1)	(1)	(1)	(2)	(12)	(59)	8	-	-	8

(1)               Share of earnings from equity-accounted investments of $nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $56 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to our consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2017:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	255	52	47	39	15	4	13	-	425	(9)	261	677
Other income	-	3	1	-	-	-	-	-	4	-	4	8
Direct operating costs	(61)	(13)	(24)	(8)	(4)	(1)	(10)	(6)	(127)	5	(111)	(233)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	4	-	4
Adjusted EBITDA	194	42	24	31	11	3	3	(6)	302	-	154
Management service costs	-	-	-	-	-	-	-	(16)	(16)	-	-	(16)
Interest expense - borrowings	(45)	(6)	(12)	(10)	(4)	(1)	(3)	(21)	(102)	3	(64)	(163)
Current income taxes	(1)	(3)	(2)	-	-	-	-	-	(6)	-	(10)	(16)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Preferred equity	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(3)	-	(3)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(80)	(80)
Funds From Operations	148	33	10	21	7	2	-	(55)	166	-	-
Depreciation	(53)	(36)	(8)	(20)	(9)	(1)	(6)	-	(133)	3	(70)	(200)
Unrealized financial instrument (loss) gain	(4)	(3)	-	1	-	-	-	(9)	(15)	1	(6)	(20)
Deferred income tax (expense) recovery	(7)	2	(2)	-	1	-	-	6	-	-	(5)	(5)
Other	(1)	-	-	(1)	-	-	-	-	(2)	-	-	(2)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(4)	-	(4)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	81	81
Net income (loss) attributable to Unitholders(2)	83	(4)	-	1	(1)	1	(6)	(58)	16	-	-	16

(1)               Share of loss from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $1 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

The following table presents information on a segmented basis about certain items in Brookfield Renewable’s statement of financial position:
												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other		Other			investments	interests	financials
As at March 31, 2018:
Cash and cash equivalents	$35	$46	$17	$25	$17	$5	$6	$30	$15	$2	$198	$(40)	$246	$404
Property, plant and equipment, at fair value	11,218	1,395	1,873	1,749	497	300	53	600	609	-	18,294	(1,437)	10,495	27,352
Total assets	11,566	1,717	2,082	1,854	545	335	68	707	683	147	19,704	(1,042)	12,174	30,836
Total borrowings	3,021	500	194	986	238	82	42	461	276	2,315	8,115	(846)	4,174	11,443
Total liabilities	5,179	880	360	1,325	346	90	52	546	327	2,529	11,634	(1,042)	5,771	16,363
For the three months ended March 31, 2018:
Additions to property, plant and equipment	12	2	9	1	3	-	-	4	1	3	35	(5)	27	57
As at December 31, 2017:
Cash and cash equivalents	$21	$14	$40	$18	$19	$7	$103	$90	$11	$7	330	$(30)	$499	$799
Property, plant and equipment, at fair value	11,396	1,303	1,908	1,798	482	304	11	602	625	-	18,429	(1,451)	10,118	27,096
Total assets	11,709	1,574	2,149	1,888	532	443	31	765	691	180	19,962	(1,040)	11,982	30,904
Total borrowings	3,049	447	200	1,005	233	192	9	499	253	2,552	8,439	(848)	4,175	11,766
Total liabilities	5,237	801	380	1,338	334	208	18	573	304	2,786	11,979	(1,039)	5,682	16,622
For the year ended December 31, 2017:
Additions to property, plant and equipment	90	8	59	6	34	-	-	-	13	10	220	(10)	144	354

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Geographical Information

The following table presents consolidated revenue split by geographical region for the three months ended March 31:

(MILLIONS)	2018	2017
United States	$250	$232
Colombia	223	198
Canada	129	133
Brazil	103	77
Europe	44	37
Other	44	-
	793	677

The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
United States	$11,047	$11,131
Colombia	5,781	5,401
Canada	5,624	5,810
Brazil	3,429	3,479
Europe	1,360	1,332
Other	830	664
	28,071	27,817

5.  Income taxes

Brookfield Renewable’s effective income tax rate was 16.7% for the three months ended March 31, 2018 (2017: 43.8%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

6.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydro	Wind	Solar	Other(1)	Total(2)
As at December 31, 2017		$22,399	$3,818	$560	$319	$27,096
Additions		46	9	1	1	57
Acquisitions through business combinations	2	-	72	86	-	158
Disposal		(18)	(3)	-	(10)	(31)
Items recognized through OCI
Foreign exchange		265	8	13	(1)	285
Items recognized through net income
Depreciation		(138)	(60)	(9)	(6)	(213)
As at March 31, 2018		$22,554	$3,844	$651	$303	$27,352

(1)     Includes storage, biomass and Co-gen.

(2)     Includes intangible assets of $14 million (2017: $14 million) and construction work in process (“CWIP”) of $489 million (2017: $663 million).

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

7.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Mar 31, 2018				Dec 31, 2017
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	Fair	Interest	Term	Carrying	Fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Corporate borrowings
Series 3 (C$200)	5.3	0.6	$155	$160	5.3	0.8	$159	$163
Series 4 (C$150)	5.8	18.6	116	139	5.8	18.9	119	144
Series 7 (C$450)	5.1	2.5	349	374	5.1	2.8	358	382
Series 8 (C$400)	4.8	3.9	310	329	4.8	4.1	318	344
Series 9 (C$400)	3.8	7.2	310	314	3.8	7.4	318	321
Series 10 (C$500)	3.6	8.8	388	384	3.6	9.0	398	400
	4.5	6.1	$1,628	$1,700	4.5	6.4	$1,670	$1,754
Credit facilities	2.8	2.2	$692	$692	2.6	4.5	$887	$887
Subsidiary borrowings
Hydroelectric	6.4	9.5	$6,607	6,949	6.3	8.8	$6,392	6,813
Wind	4.9	11.7	1,954	2,330	5.8	9.7	2,211	2,343
Solar	10.5	11.5	526	668	11.1	7.6	643	643
Storage and other	4.8	7.8	122	128	8.4	17.8	39	39
	6.3	10.1	$9,209	$10,075	6.5	9.0	$9,285	$9,838
Total debt			11,529	12,467			11,842	12,479
Add: Unamortized premiums(1)			1				1
Less: Unamortized financing fees(1)			(87)				(77)
Less: Current portion			(1,242)				(1,676)
			$10,201				$10,090

(1)               Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 19  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

Subsidiary borrowings

Subsidiary borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America, Europe and South Africa consist of both fixed and floating interest rate debt. Subsidiary borrowings in South Africa consist of floating interest rate debt indexed to the Johannesburg Interbank Agreed Rate (“JIBAR”) and U.S. dollar denominated debt indexed to the London Interbank Offered Rate (“LIBOR”). Brookfield Renewable uses interest rate swap agreements in North America, Europe and South Africa to minimize its exposure to floating interest rates. Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Interbank Deposit Certificate rate (“CDI”), plus a margin. Subsidiary borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin. Subsidiary borrowings in Malaysia consist of floating interest rate debt indexed to the Kuala Lumpur Interbank Offering Rate (“KLIBOR”). Subsidiary borrowings in India consist of fixed interest rate U.S. dollar denominated debt.

On January 19, 2018, Brookfield Renewable completed financing associated with its equity-accounted 2.1 GW pumped storage facility in the United Kingdom by securing £60 million ($83 million) of long-term debt and £90 million ($125 million) letter of credit facility. The long-term debt matures in 2021 and bears interest at LIBOR plus a margin of 2.75%.

On January 29, 2018, Brookfield Renewable completed R$130 million ($40 million) of financing with respect to a 19 MW hydroelectric facility currently under construction in Brazil. The loan bears interest at a rate of TJLP plus 2.15% and matures in 2038.

On February 15, 2018, Brookfield Renewable completed a refinancing associated with a 296 MW hydroelectric facility in the United States. The financing was a $350 million interest only green bond bearing interest at 4.5%, maturing in 2033. Proceeds were used to repay the existing principal amount of $315 million and the excess was distributed to investors.

On February 22, 2018, TerraForm Global issued $400 million of senior notes at 6.13%, maturing in March 2026. Along with cash on the balance sheet, proceeds were used to repay the existing $760 million of 9.75% senior notes due in 2022. Additionally, TerraForm Global secured a $45 million revolving credit facility, maturing in February 2021.

On February 27, 2018, Brookfield Renewable completed bond financing associated with the Colombian business. The financing was a COP 750 billion ($262 million) in senior unsecured bonds with maturities of 7, 12 and 30 years at rates of 7.12%, IPC + 3.56% and IPC + 3.99%, respectively.

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with project level financings that were in default prior to the acquisition, had outstanding principal amounts totaling $342 million, and mature in 2031. As at March 31, 2018, the loans were not in compliance with certain covenants due to the SunEdison Bankruptcy, as well as issues with contractors under engineering, procurement and construction contracts. The loan balances have been classified as current as at March 31, 2018 on our IFRS financial statements. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions placed on the projects. As we expect a successful outcome, we have presented these loans according to their original maturity date in the above maturity table. Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of March 31, 2018.

Credit facilities

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

The following table summarizes the available portion of credit facilities:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Authorized corporate credit facilities	$2,090	$2,090
Draws on corporate credit facilities(1)	(692)	(685)
Issued letters of credit	(186)	(193)
Available portion of corporate credit facilities	1,212	1,212

(1)     Comprised of $292 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable and $400 million borrowed under unsecured revolving credit facility provided by Brookfield Asset Management.

8. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following:

Mar 31		Dec 31
(MILLIONS)	2018	2017
Participating non-controlling interests - in operating subsidiaries	$6,404	$6,298
General partnership interest in a holding subsidiary held by Brookfield	57	58
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,804	2,843
Preferred equity	600	616
	$9,865	$9,815

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

						Isagen
	Brookfield				Isagen	public
	Americas	Brookfield	Brookfield	The	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Catalyst	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Group	investors	interests	Other	Total
As at December 31, 2016	$963	$1,654	$1,085	$127	$1,675	$14	$71	$5,589
Net (loss) income	(29)	(13)	33	12	47	-	3	53
OCI	(76)	269	111	2	78	(1)	-	383
Capital contributions	-	89	186	-	19	-	-	294
Acquisition	-	-	525	-	-	-	-	525
Distributions	(8)	(317)	(88)	(7)	(115)	-	(4)	(539)
Purchase of Isagen shares	-	-	(1)		(5)	5	-	(1)
Other	-	-	1	-	2	(9)	-	(6)
As at December 31, 2017	$850	$1,682	$1,852	$134	$1,701	$9	$70	$6,298
Net income (loss)	1	(3)	24	4	29	-	1	56
OCI	3	4	56	-	138	1	(1)	201
Capital contributions	-	-	4	-	-	-	-	4
Acquisition	-	-	21	-	-	-	-	21
Distributions	(5)	(20)	(122)	-	(29)	-	-	(176)
Other	-	1	(1)	-	-	-	-	-
As at March 31, 2018	$849	$1,664	$1,834	$138	$1,839	$10	$70	$6,404
Interests held by third parties	75-80%	50-60%	23-71%	25%	53%	0.5%	21-50%

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

As at March 31, 2018, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2017: 2,651,506) and 129,658,623 (December 31, 2017: 129,658,623), respectively.

Distributions

The composition of the distributions for the three months ended March 31 is presented in the following table:

(MILLIONS)	2018	2017
General partnership interest in a holding
subsidiary held by Brookfield	$1	$1
Incentive distribution	11	8
	$12	$9

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$64	$62
	$76	$71

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the three months ended
(MILLIONS EXCEPT	Shares	dividend	redemption	March 31		Mar 31	Dec 31
AS NOTED)	outstanding	rate (%)	date	2018	2017	2018	2017
Series 1 (C$136)	5.45	3.36	Apr 30, 2020	$1	$1	$105	$108
Series 2 (C$113)(1)	4.51	3.63	Apr 30, 2020	1	1	87	90
Series 3 (C$249)	9.96	4.40	Jul 31, 2019	2	2	193	197
Series 5 (C$103)	4.11	5.00	Apr 30, 2018	1	1	80	82
Series 6 (C$175)	7.00	5.00	Jul 31, 2018	2	1	135	139
	31.03			$7	$6	$600	$616

(1)        Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2017, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

Class A Preference Shares – Normal Course Issuer Bid

In June 2017, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to June 26, 2018, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

9. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the three months ended
(MILLIONS EXCEPT	Shares	distribution	redemption	March 31		Mar 31	Dec 31
AS NOTED)	outstanding	rate (%)	date	2018	2017	2018	2017
Series 5 (C$72)	2.89	5.59	Apr 30, 2018	$1	$1	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 31, 2021	2	2	128	128
Series 9 (C$200)	8.00	5.75	Jul 31, 2021	2	2	147	147
Series 11 (C$250)	10.00	5.00	Apr 30, 2022	2	1	187	187
Series 13 (C$250)	10.00	5.00	Apr 30, 2023	2	-	196	-
	37.89			$9	$6	$707	$511

On January 16, 2018, Brookfield Renewable issued 10,000,000 Class A, Series 13 Preferred Limited Partnership Units (the “Series 13 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($201 million). Brookfield Renewable incurred C$9 million ($5 million) in related transaction costs inclusive of fees paid to underwriters.  The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.

The holders of Series 13 Preferred Units will have the right, at their option, to convert their Series 13 Preferred Units into Class A Preferred Limited Partnership Units, Series 14 (the “Series 14 Preferred Units”), subject to certain conditions, on April 30, 2023 and on April 30 every five years thereafter. The holders of Series 14 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.00%.

10. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at March 31, 2018, 180,464,290 LP Units were outstanding (December 31, 2017: 180,388,361) including 56,068,944 (December 31, 2017: 56,068,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three months ended March 31, 2018, 84,629 LP Units (2017: 98,197 LP Units) were issued under the distribution reinvestment plan.

As at March 31, 2018, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at March 31, 2018.

In December 2017, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 28, 2018, or earlier should Brookfield

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Renewable complete its repurchases prior to such date.  On March 20, 2018, Brookfield Renewable re-purchased 8,700 LP Units on the Toronto Stock Exchange for an average price of C$39.20.

Distributions

The composition of the distribution for the three months ended March 31 is presented in the following table:

(MILLIONS)	2018	2017
Brookfield	$28	$24
External LP Unitholders	62	55
	$90	$79

In February 2018, unitholder distributions were increased to $1.96 per LP Unit on an annualized basis, an increase of nine cents per LP Unit, which took effect with the distribution payable in March 2018.

11. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)
Balance, as at December 31, 2016	$896
Foreign exchange	5
Balance, as at December 31, 2017	$901
Acquired through business acquisition	27
Foreign exchange	66
Balance, as at March 31, 2018	$994

The acquisition equation for Biotherm (Note 2 – Acquisitions) includes a deferred tax liability of $35 million. The deferred tax liability arises because the tax bases of the Biotherm net assets are significantly lower than their acquisition date fair value. As required by IFRS 3, this deferred tax liability is calculated in accordance with IAS 12, and is not measured at fair value. IAS 12 requires provisions to be made for all differences between the carrying value of assets and liabilities other than goodwill acquired in a business combination and their tax base at their nominal amount, irrespective of whether or not this will result in additional (or less) tax being paid or when any tax cash flows may occur. The fair value of the deferred tax liability would be lower than its nominal amount and Brookfield Renewable has determined that goodwill of $27 million arises from such difference.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

12. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments :

(MILLIONS)	FHH (Guernsey)	TerraForm Power	Bear Swamp	Other	Total
As at December 31, 2016	$-	$-	$113	$93	$206
Initial investment	248	221	-	-	469
Share of net income (loss)	6	(9)	4	1	2
Share of OCI
Revaluation of property, plant and equipment	-	-	54	-	54
Other	1	-	1	-	2
Dividends declared	(25)	-	-	(6)	(31)
Foreign exchange translation	15	-	-	4	19
As at December 31, 2017	$245	$212	$172	$92	$721
Share of net income (loss)	5	(9)	4	-	-
Share of OCI
Other	(1)	(2)	-	-	(3)
Dividends declared	(2)	(4)	(1)	-	(7)
Foreign exchange translation	9	-	-	(1)	8
As at March 31, 2018	$256	$197	$175	$91	$719

The following tables summarize certain financial information of equity-accounted investments:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Current assets	$502	$477
Property, plant and equipment, at fair value	8,076	8,098
Other assets	196	213
Current liabilities	664	687
Long-term debt	4,351	4,294
Other liabilities	807	822
Minority interests	139	136

	Three months ended Mar 31
(MILLIONS)	2018	2017

Revenue	$225	$19
Net Loss	(32)	(5)
Share of net income (loss)
Cash earnings	19	1
Non-cash loss	(19)	(4)

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

13. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Cash	$370	$790
Short-term deposits	34	9
	$404	$799

14. RESTRICTED CASH

Brookfield Renewable’s restricted cash  is as follows:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Operations	$120	$195
Credit obligations	196	85
Development projects	2	4
Total	318	284
Less: non-current	(86)	(103)
Current	$232	$181

15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Trade receivables	$346	$360
Other short-term receivables	101	82
Prepaids and others	124	112
	$571	$554

Brookfield Renewable receives payment monthly for invoiced PPA revenue and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables. There are no other significant contract asset or liability balances related to contracted revenue.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

16.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Operating accrued liabilities	$234	$271
Interest payable on corporate and subsidiary borrowings	108	64
Accounts payable	78	117
Deferred consideration	37	35
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	31	29
Other	23	26
	$511	$542

(1)      Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

17.  COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.

The remaining development project costs on two Brazilian hydroelectric projects totaling 47 MW and two wind projects in Europe totaling 47 MW are expected to be $67 million. All four projects are expected to be fully operational between 2018 and 2019.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 7 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, and the Brookfield Infrastructure Fund III. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as follows:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Brookfield Renewable along with institutional investors	$69	$76
Brookfield Renewable's subsidiaries	433	468
	$502	$544

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

18.  RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2018 and the interest rate applicable on the draws is LIBOR plus up to 2%. As at March 31, 2018, the full amount had been drawn. For the three months ended March 31, 2018, the interest expense on the draws from the credit facility totaled $2 million (2017: $nil).

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. An amount of $8 million has been paid relating to the commissioning of a 25 MW hydroelectric facility in Brazil.

A subsidiary of Brookfield Renewable sells electricity to and has it distributed on its behalf by a Brookfield Infrastructure Colombian regulated distribution business, as part of its normal course of operation. For the three months ended March 31, 2018, $3 million (2017: $nil) of revenues were generated.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

The following table reflects the related party agreements and transactions in the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2018	2017
Revenues
Power purchase and revenue agreements	$140	$150
Wind levelization agreement	1	1
	$141	$151
Direct operating costs
Energy purchases	$(2)	$(3)
Energy marketing fee	(6)	(6)
Insurance services	(6)	(8)
	$(14)	$(17)
Management service costs	$(21)	$(16)

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

19.  SUBSIDIARY PUBLIC ISSUERS

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at March 31, 2018:
Current assets	$37	$407	$1,653	$506	$2,684	$(3,973)	$1,314
Long-term assets	4,624	254	-	21,153	29,789	(26,298)	29,522
Current liabilities	42	7	179	3,611	2,164	(3,973)	2,030
Long-term liabilities	-	-	1,468	293	13,325	(753)	14,333
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	6,404	-	6,404
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,804	-	-	2,804
Preferred equity	-	600	-	-	-	-	600
Preferred limited partners' equity	707	-	-	718	-	(718)	707
As at December 31, 2017:
Current assets	$32	$412	$1,691	$525	$2,816	$(3,810)	$1,666
Long-term assets	4,483	262	-	20,142	29,508	(25,157)	29,238
Current liabilities	43	7	180	3,024	3,071	(3,811)	2,514
Long-term liabilities	-	-	1,505	693	12,670	(760)	14,108
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	6,298	-	6,298
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,843	-	-	2,843
Preferred equity	-	616	-	-	-	-	616
Preferred limited partners' equity	511	-	-	516	-	(516)	511

(1)               Includes investments in subsidiaries under the equity method.

(2)               Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the “Holding Entities”.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the three months ended
March 31, 2018
Revenues	$-	$-	$-	$-	$793	$-	$793
Net income (loss)	14	4	-	(9)	106	(35)	80
For the three months ended
March 31, 2017
Revenues	$-	$-	$-	$-	$677	$-	$677
Net income (loss)	15	-	-	35	101	(124)	27

(1)               Includes investments  in subsidiaries under the equity method.

(2)               Includes the Holding Entities.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 7 – Long-term debt and credit facilities for additional details regarding the medium-term corporate notes issued by Finco. See Note 8 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

20.  SUBSEQUENT EVENTS

On April 20, 2018, Brookfield Renewable completed a R$160 million ($47 million) refinancing associated with a 120 MW hydroelectric facility in Brazil. The loan bears an interest rate of CDI plus 2.00% and matures in October 2023.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2018

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

https://bep.brookfield.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Wyatt Hartley

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BEP.PR.I (Preferred LP Units – Series 9)

TSX:    BEP.PR.K (Preferred LP Units – Series 11)

TSX:    BEP.PR.M (Preferred LP Units – Series 13)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
https://bep.brookfield.com  for more information. The 2017 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

bep.brookfield.com

NYSE: BEP

TSX: BEP.UN